

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Tahir Mahmood, Ph.D.
Chief Executive Officer
Applied Molecular Transport Inc.
1 Tower Place, Suite 850
South San Francisco, California 94080

> **Re: Applied Molecular Transport Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Confidentially Submitted on April 10, 2020**
> **CIK No. 0001801777**

Dear Mr. Mahmood:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates
Stock-Based Compensation Expense, page 93

1. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Tahir Mahmood, Ph.D.
Applied Molecular Transport Inc.
April 27, 2020
Page 2

You may contact David Burton at 202-551-3626 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences